Bold Eagle Acquisition Corp.

955 Fifth Avenue

New York, NY 10075

October 21, 2024

VIA EDGAR

Stacie Gorman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Bold Eagle Acquisition Corp.
Registration Statement on Form S-1
Filed September 20, 2024, as amended
File No. 333-282268

Dear Ms. Gorman:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Bold Eagle Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on October 23, 2024, or as soon thereafter as practicable.

Please call Daniel Nussen of White & Case LLP at (213) 620-7796 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Eli Baker
Name: Title:	Eli Baker Chief Executive Officer and Director

cc:	Daniel Nussen, White & Case LLP

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